May 24, 2007

Firm History
Glossary
Sitemap
Terms of Use
Help
Economic Calendar

News and Information

Firm History

Sit Mutual Funds is in its 24th year of operations.

Glossary

Definitions for investment terminology.

Sitemap

The sitemap lists all of the pages of the website divided into categories.

Important Legal Information

Important information from our legal department, including the site's terms of use.

Help

Optimal settings for website viewing.

Economic Calendar

Reporting dates for selected industry-related government reports.

Investment Seminars

Description of our past investment seminars.

Daily Prices
Account Access
Contact Us

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Subscribe